SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 33-21443

                           NOTIFICATION OF LATE FILING

(Check One): |_|Form 10-K |_|Form 11-K |_|Form 20-F |X|Form 10-Q |_|Form N-SAR

For Period Ended: March 31, 1997
                  -------------------------------------------------------------

|_|      Transition Report on Form 10-K   | |  Transition Report on Form 10-Q
|_|      Transition Report on Form 20-F   |_|  Transition Report on Form N-SAR
|_|      Transition Report on Form 11-K



For the Transition Period Ended:
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Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                  PART I
                           REGISTRANT INFORMATION

Full name of registrant                Capital Growth Holdings, Ltd.
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Former name if applicable

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Address of principal executive office (Street and number)

                                     660 Steamboat Road
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City, state and zip code             Greenwich, CT  06830
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                                    PART II
                              RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)



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         |X|      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant's transition report on Form 10-QSB could not be filed within the prescribed time period due to the Company's recent decision to change its fiscal year-end from January 31 to December 31 and the resulting shorter quarterly period for which the transition report on Form 10-QSB will be filed.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                Michael S. Jacobs             (203)                     861-7750
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                (Name)                        (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                                 |X|Yes |_|No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                   |X|Yes  |_|No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Capital Growth Holdings, Ltd.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 1997                                   By     /s/ Michael S. Jacobs
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                                                           Michael S. Jacobs
                                                           Senior Vice President

                  Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

                  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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                             GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.


Part IV:  Other Information

         (3) It is anticipated that there will be a significant change in results of operations from the corresponding period in the registrant's last fiscal year due to the fact that International Capital Growth, Ltd., the registrant's operating subsidiary, became a member of the National Association of Securities Dealers, Inc. in October 1996. Prior thereto, the registrant had no operations. While the registrant cannot at this time precisely quantify the anticipated change in its results of operations, it estimates revenues of approximately $1,400,000 and a net income of approximately $800,000 for the period ending March 31, 1997, as compared to no revenues or expenses for the period ending March 31, 1996.


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